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DLynn@mofo.com

February 25, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Ms. Jennifer Thompson

Re:	Whole Foods Market, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2015
Filed November 13, 2015
File No. 0-19797

Dear Ms. Thompson:

This letter is being submitted on behalf of Whole Foods Market, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 9, 2016 with respect to the Company’s Form 10-K for the fiscal year ended September 27, 2015 filed on November 13, 2015 with the Commission (the “Form 10-K”).  To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 27, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 21

1.                                      We note your statement that your results are highly dependent on comparable store sales. We further note that your comparable store sales have declined over the last three years and within each year have generally declined each quarter. We also note your statements that your comparable store sales are difficult to predict in the current competitive landscape and may get marginally worse before they get better. Given the importance of this metric to your results and its significant decline over the last three fiscal years, please tell us and disclose in more detail the factors that contributed to this decline, such as any significant declines in prices, including significant increases in your promotional activity, any significant declines in the volume of items sold, any change in the mix of products being sold or any other material factors that had a significant impact on the decline in your comparable store sales. While this decline in comparable store sales may ultimately be driven by your competitive environment, we believe a more detailed discussion of changes in intermediate factors such as price and volume will provide more transparency to your investors as to how you are affected by this competition, any steps management has taken to mitigate the impact of this competition and the success of management’s strategies. Refer to Item 303(a)(3)(iii) of Regulation S-K and SEC Release No. 33-8350.

In order to enhance disclosure regarding comparable store sales, in future filings we will provide additional disclosure of the primary factors that contributed to a shift in comparable store sales, including potential factors such as changes in price, promotional activity, volumes, product mix or other material factors as applicable.  Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

Sales

Sales totaled approximately $15.4 billion, $14.2 billion and $12.9 billion in fiscal years 2015, 2014 and 2013, respectively, representing increases of 8.4%, 9.9% and 10.4% over the previous fiscal years, respectively. Sales increases for all years are due to comparable store sales increases and stores opened or acquired less than one fiscal year. Total sales increased 12.6% in fiscal year 2013 over the previous fiscal year on a comparative 52-week basis. Comparable store sales increased 2.5%, 4.4% and 7.0% during fiscal years 2015, 2014 and 2013, respectively, and contributed approximately 93.3%, 94.0% and 94.1% to total sales in fiscal years 2015, 2014 and 2013, respectively.  The rapid expansion of natural and organic product offerings across many new, as well as existing, competitors has had a negative impact on our comparable store sales growth over the last two years. The moderation in our comparable stores sales growth has been driven primarily by a moderation in transaction count growth, which was 0.8%, 2.3%, and 4.1% in fiscal years 2015, 2014, and 2013, respectively.  To a lesser degree, we have also seen a moderation in our average basket size growth, which was 1.7%, 2.1%, and 2.9% in fiscal years 2015, 2014, and 2013, respectively.  As of September 27, 2015, there were 390 locations in the comparable store base as compared to 358 locations and 331 locations as of September 28, 2014 and September 29, 2013, respectively.

Selling, General and Administrative Expenses, page 21

2.                                      We note your analysis of selling, general and administrative (SG&A) expenses describes the change in SG&A expenses as a percentage of sales. We further note from your disclosure on page 41 that these expenses include retail operational expenses, marketing and corporate and regional administrative support costs. These types of expenses do not appear directly variable with the dollar amount of your sales. Therefore, please revise your disclosure to also analyze changes in SG&A expense on an absolute dollar basis to provide your investors with greater transparency into the increase in your expenses. In this regard, your SG&A expenses increased by $440 million from fiscal 2014 to fiscal 2015, and your current discussion of the change in asset impairment charges, one-time termination charges, implementation of California’s new paid sick leave law and stock compensation only explains $85 million of this increase. Please tell us and disclose the material factors that contributed to the remaining increase of $355 million. Refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No. 33-8350.

Our SG&A expenses are attributable to retail operational expenses, marketing, corporate and regional administrative support costs, which are largely variable and correlate to the volume of sales and our store growth. Store salaries and benefits costs, which correlate to sales volumes and store growth, were approximately 67% of SG&A in fiscal year 2015. The Company manages the growth in SG&A expenses in relation to their percentage of net sales as a key lever in attaining operating profit goals.  Therefore, this measure best describes to investors how the Company manages SG&A expenses in accordance with Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 (2003).  Furthermore, SG&A expenses expressed as a percentage of sales also provides an appropriate context for understanding the variability of SG&A expenses and the resulting impact on the Company’s earnings.  We do not believe that a discussion of the absolute dollar changes in these variable expenses would be meaningful without reference to the underlying change in sales.  By discussing deviations in these expenses relative to sales, we are able to provide a clear and straightforward reason for these changes.

To the extent that there are material changes in SG&A expenses that generally do not vary with sales, we have historically described the nature of these changes to assist our investors in understanding the context and impact of those expenses.  For example, on page 21 of the Form 10-K, we disclosed that one-time termination charges, and an expense related to the implementation of California’s new paid sick leave law, contributed to the increase in SG&A expenses as a percentage of sales.  In the same discussion of the principal changes to SG&A expenses, we also disclose the dollar value of a non-cash impairment that is unrelated to our sales volume.  In future filings, we will provide disclosure regarding material changes in SG&A expenses that generally do not vary with sales.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

3.                                      Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Net income and depreciation and amortization were the only material drivers of cash flows from operations over the past three years, other than general changes in operating working capital.

In order to enhance our discussion of operating cash flows, we will provide additional disclosure in future filings to ensure we address all material factors impacting the changes in our cash flows from operations for all periods presented.  Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“We generated cash flows from operating activities totaling approximately $1.1 billion, $1.1 billion and $1.0 billion in fiscal years 2015, 2014 and 2013, respectively. Cash flows from operating activities resulted primarily from our net income plus non-cash expenses and changes in operating working capital. Depreciation and amortization are the primary non-cash expenses for fiscal years 2015, 2014 and 2013.

Critical Accounting Policies

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, page 27

4.                                      We note you recorded asset impairment charges in fiscal 2015 related to property and equipment which totaled approximately $48 million. We further note that the related critical accounting policy appears to repeat the information contained in the accounting policy footnote to your financial statements, along with a general statement that the use of alternative assumptions and judgments could produce significantly different results.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. To better achieve this objective, please revise your critical accounting policy to describe the key estimates and assumptions you use to determine the impairments you record and address why these estimates and assumptions bear the risk of change. Please also explain the uncertainty associated with these estimates and assumptions by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please also provide a related sensitivity analysis. Lastly, expand your disclosures to address the level at which you assess long-lived assets for impairment and to provide information regarding known trends, uncertainties or other factors that are reasonably likely to result in additional material impairments in future periods. Refer to Section V of SEC Release No. 33-8350.

In order to enhance our discussion of Critical Accounting Policies, we will provide additional disclosure in future filings to address the key estimates and assumptions the Company uses to determine the impairments we record for all periods.  Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, such as unplanned negative cash flow, short lease life, or a plan to close is established, indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value, based on hierarchy input Level 3, is determined using management’s best estimate based on a discounted cash flow model based on future store operating results using internal projections of future net sales and comparable store sales, or based on a review of the future benefit the Company anticipates receiving from the related assets. Additionally for closing locations, the Company estimates net future cash flows based on its experience and knowledge of the area in which the closed property is located and, when necessary, utilizes local real estate brokers. Estimates of future net sales and comparable store sales may vary based upon current and anticipated business trends, including increased competition and the opening of new stores that cannibalize store sales in existing areas. Changes in these forecasts could significantly change the amount of impairment recorded, if any. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Application of alternative assumptions, such as changes in estimates of future cash flows, could produce significantly different results. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change.”

As noted in our response to Comment 7, below, our approach to asset impairment is reviewed every quarter.  We believe that any shifts in our assumptions would historically have resulted in immaterial changes to asset impairment.

Item 8.  Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 33

5.                                      Please tell us how you have complied with Rule 5-02.20 of Regulation S-X. In this regard, we note your quantified disclosure of insurance liabilities and construction accruals. Please tell us whether there are any additional items included in other current liabilities that exceed five percent of total current liabilities.

We believe that our Form 10-K complies with the applicable disclosure requirements of Rule 5-02.20 of Regulation S-X.  For fiscal years 2015 and 2014, 5% of total current liabilities is $62.60 million and $62.85 million, respectfully.

The components of Other Current Liabilities are summarized as follows:

	2015		2014

Construction Accruals	$54,000,000	*	$116,000,000
Self-Insurance Liabilities	170,000,000		152,000,000
Developer Liabilities	6,000,000	*	67,000,000

All Others **	243,000,000		222,000,000
Account Total	$473,000,000		$557,000,000

* Construction Accruals and Developer Assets were not material in fiscal year 2015.

** Includes no items representing 5% or more of total current liabilities.

Construction accruals, self-insurance liabilities and developer liabilities are presented in the related notes, Note (5) Property and Equipment, Note (2) Summary of Significant Accounting Policies - Insurance and Self-Insurance Reserves and Note (2) Summary of Significant Accounting Policies - Leases, respectively. To the extent that any of these items is in excess of 5% of total current liabilities in any future period, the Company will state them separately in the Consolidated Balance Sheets or in a note thereto in the applicable future filings.

(3) Fair Value Measurements, page 44

6.                                      Please tell us how you complied with the non-recurring fair value measurement disclosures related to the impairment charge, as required by ASC 820-10-50-2(a). Also refer to the example of these disclosures at ASC 820-10-55-100.

We believe that our Form 10-K complies with the applicable disclosure requirements of ASC 820-10-50.

As disclosed in “Critical Accounting Policies” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company evaluates long-lived assets for impairment whenever events or changes in circumstances, such as unplanned negative cash flow, short lease life, or a plan to close is established, indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In accordance with this policy, during the fiscal year ended September 27, 2015, the Company wrote down long-lived assets with a carrying value of $48 million to a fair value of zero, resulting in a recognized asset impairment charge of $48 million.  These charges included $48 million of impairment charges related to certain locations for which asset value exceeded expected future cash flows, which were primarily included in the “Selling, general and administrative expenses” line item on the Consolidated Statements of Operation.

During the fiscal year ended September 27, 2015, all other assets measured at fair value on a nonrecurring basis were not material.

During the fiscal year ended September 28, 2014, assets measured at fair value on a nonrecurring basis were not material.

(5) Property and Equipment, page 45

7.                                      Refer to the $48 million impairment charge you recorded related to property and equipment. Please tell us and revise to include a description of the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2(a).

The primary factor leading to the impairment charge was a reduction in expected future comparable store sales. Please refer to our updated discussion related to Sales in our response to Comment 1 of this letter and our updated discussion of our Critical Accounting Policy for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of in our response to Comment 4 of this letter.

Also, in order to enhance disclosure regarding the $48 million impairment charge we recorded in the Form 10-K related to property and equipment, we will provide additional disclosure in applicable future filings.  Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“During fiscal year 2015, asset impairment charges related to property and equipment totaled approximately $48 million primarily related to locations as discussed in Note 3, Fair Value Measurements.  These charges were incurred because future estimated cash flows, based on current comparable store sale projections, were less than the carrying value of the related assets.  Asset impairment charges related to property and equipment were not material in fiscal year 2014.”

* * * * *

With respect to the preceding responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (202) 887-1563.

Sincerely,

/s/ David M. Lynn

David M. Lynn
Morrison & Foerster LLP

cc:                                Glenda Flanagan, Executive Vice President and Chief Financial Officer

Albert Percival, Senior Securities, Finance and Governance Counsel

Whole Foods Market, Inc.